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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
                          PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                  SIMWARE INC.
                           (NAME OF SUBJECT COMPANY)

                               NETMANAGE BID CO.
                    PRESTON DELAWARE ACQUISITION CORPORATION

                                NETMANAGE, INC.
                                   (BIDDERS)

                          COMMON SHARES, NO PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   829219104
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                  CLIFF MOORE
                                NETMANAGE, INC.
                             10725 N. DEANZA BLVD.
                          CUPERTINO, CALIFORNIA 95014
                                 (408) 973-7171
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                    COPY TO:
                               MICHAEL J. DANAHER
                        WILSON SONSINI GOODRICH & ROSATI
                               650 PAGE MILL ROAD
                          PALO ALTO, CALIFORNIA 94304
                                 (650) 493-9300




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         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule 14D-1 (as amended, the "Schedule 14D-1") originally filed on October 1, 1999, relating to the offer by NetManage Bid Co. (the "Purchaser"), a wholly-owned subsidiary of NetManage, Inc. (the "Parent"), to purchase all of the outstanding common shares of Simware Inc. (the "Company") at a purchase price of $3.75 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase and Offering Circular, dated October 1, 1999 and the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 14D-1.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

                  The Offer expired at 12:00 midnight, New York City time, on Friday, October 29, 1999. A total of 6,802,282 Shares were tendered pursuant to the Offer, which represent approximately 91.4% of all outstanding common shares of the Company.

ITEM 10. ADDITIONAL INFORMATION.

                  A copy of the press release issued by Purchaser, Parent and Sub on November 1, 1999, announcing the successful completion of the Offer and Parent's intention to effect a compulsory acquisition pursuant to the Canada Business Corporations Act is attached hereto as Exhibit (a)(9) and is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

     (a)(9)  Press release issued by Purchaser, Parent and Sub on November 1,
1999.


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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

November 1, 1999

                                  NETMANAGE BID CO.

                                  /s/ GARY ANDERSON
                                  -------------------------------------------
                                  Gary Anderson, Chief Financial Officer
                                  -------------------------------------------


                                  PRESTON DELAWARE ACQUISITION CORPORATION

                                  /s/ GARY ANDERSON
                                  -------------------------------------------
                                  Gary Anderson, Chief Financial Officer
                                  -------------------------------------------


                                  NETMANAGE, INC.

                                  /s/ GARY ANDERSON
                                  -------------------------------------------
                                  Gary Anderson, Chief Financial Officer
                                  -------------------------------------------

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                                 EXHIBIT INDEX

EXHIBIT
NUMBER                     DESCRIPTION OF DOCUMENT
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

(a)(9)   Press release issued by Purchaser, Parent and Sub on November 1,
         1999.